EXHIBIT 12

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS

(in thousands, except ratios)

	Years ended December 31,
	2013	2012	2011	2010	2009

Net loss ratio
Loss and loss adjustment expense, net	$1,290,050	$1,305,511	$1,399,247	$1,213,029	$1,215,759
Net earned premium	2,239,240	2,242,625	2,127,170	2,041,924	2,037,235
Net loss ratio (1)	57.6%	58.2%	65.8%	59.4%	59.7%
(Net loss ratio = net loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (2)	$583,534	$565,777	$536,238	$519,336	$502,256
Segment revenue (3)	2,261,302	2,231,734	2,117,882	2,030,219	2,020,088
Expense ratio	25.8%	25.4%	25.3%	25.6%	24.9%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio	83.4%	83.6%	91.1%	85.0%	84.6%
(Combined ratio = net loss ratio plus expense ratio)

Accident year net loss ratio
Loss and loss adjustment expense, net	$1,290,050	$1,305,511	$1,399,247	$1,213,029	$1,215,759
Add: Favorable (adverse) development	73,742	70,011	(10,147)	22,663	53,524

Accident year net loss and loss adjustment expense	$1,363,792	$1,375,522	$1,389,100	$1,235,692	$1,269,283

Net earned premium	$2,239,240	$2,242,625	$2,127,170	$2,041,924	$2,037,235
Add: (Increase) decrease related to prior year reinstatement premium	(818)	(5,083)	-	3,177	-

Accident year net earned premium	$2,238,422	$2,237,542	$2,127,170	$2,045,101	$2,037,235

Accident year net loss ratio	60.9%	61.5%	65.3%	60.4%	62.3%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.
(2)	Sum of Other Expense for each of our insurance segments.
(3)	Sum of Segment Revenue for each of our insurance segments.

HCC INSURANCE HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF RATIOS

(in thousands, except ratios)

	Years ended December 31,
	2013	2012	2011	2010	2009

Net paid loss ratio
Losses paid, net of reinsurance	$1,265,996	$1,272,345	$1,253,689	$1,218,080	$1,137,779
Net earned premium	2,239,240	2,242,625	2,127,170	2,041,924	2,037,235
Net paid loss ratio	56.5%	56.7%	58.9%	59.7%	55.8%
(Net paid loss ratio = losses paid, net of reinsurance, divided by net earned premium)

Ratio of earnings to fixed charges
Interest factor of rent expense (4)	$5,232	$5,328	$5,390	$5,294	$5,277
Interest expense	26,210	25,628	23,070	21,348	16,164
Capitalized interest	-	303	382	-	51

Total fixed charges	$31,442	$31,259	$28,842	$26,642	$21,492

Earnings before income tax expense	$572,710	$554,427	$355,006	$489,827	$518,551
Interest factor of rent expense (4)	5,232	5,328	5,390	5,294	5,277
Interest expense	26,210	25,628	23,070	21,348	16,164

Earnings per calculation	$604,152	$585,383	$383,466	$516,469	$539,992

Ratio of earnings to fixed charges (5)	19.21	18.73	13.30	19.39	25.13

(4)	Estimated to be 33% of total rent expense.
(5)	Earnings per calculation divided by total fixed charges.